Exhibit 3.5

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

Item 1. — Reporting Issuer:

Osisko Mining Corporation

1100, rue de la Gauchetière Ouest

Bureau 300

Montréal, Quebec  H3B 2S2

Item 2. — Date of Material Change:

February 10, 2010

Item 3. — Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on February 10, 2010 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. — Summary of Material Change:

Osisko Mining Corporation (the “Corporation”) has provided an updated reserve and resource estimate for its 100%-owned Canadian Malartic project. The new estimate is based on the combined, previously-reported resources of the Canadian Malartic and South Barnat deposits (see December 14, 2009 press release). Belzile Solutions Inc. of Rouyn-Noranda, Québec (“BSI”) and G Mining Services of Montreal are the independent resource/reserve estimate consultants for the Corporation and they have authorized the release of the following:

•                                          The open pit reserve has increased to 8.97 million ounces gold at an average fully diluted grade of 1.13 g/t., a 2.69 million ounce or 42.8 percent increase relative to the previously-published Feasibility Study;

•                                          The new reserve represents a 98% conversion rate relative to the previously reported 9.17 million ounce in-pit measured and indicated resource estimate at US$825 gold;

•                                          Mine life has increased by 25 percent to 12.2 years based on a milling rate of 55,000 tonnes per day (tpd);

•                                          During the 12.2 year mine life, annual output for the planned mining operation is scheduled to average 630,000 ounces of gold (plus 800,000 ounces of silver), for total production of 7.72 million ounces gold at an average recovery of 86.1%;

•                                          An average of 690,000 ounces per year gold would be recovered from an average of 800,000 processed ounces per year for the first three full years of production (2012 to 2014), based on the 55,000 tpd milling operation established in the previously-published Feasibility Study;

•                                          An average of 732,000 ounces per year gold would be recovered from an average of 840,500 processed ounces per year for the first three full years of production (2012 to 2014), based on an initial 55,000 tpd milling operation upgraded to 60,000 tpd in 2013;

•                                          3.5 million ounces of gold would be recovered in the first five years at an average rate of 700,000 ounces per year, based on an increase in milling rate from 55,000 tpd to 60,000 tpd;

•                                          6.72 million ounces of gold (representing 73.3 percent of the in-pit measured and indicated resource) has an average grade of 1.75 g/t using a conservative cut-off of 1 g/t gold.

Item 5. — Full Description of Material Change:

Please see the attached Schedule “A”.

Item 6. — Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. — Omitted Information:

N/A

Item 8. — Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Andre Le Bel

Telephone:	514-735-7131
Facsimile:	514-933-3290
e-mail:	le-bel@osisko.com

Item 9. — Date of Report:

March 30, 2010

SCHEDULE “A”

OSISKO ANNOUNCES 9 MILLION OUNCE GOLD RESERVE AT

CANADIAN MALARTIC

Total reserve estimate increased by 43 percent

(Montreal, February 10, 2010)  Osisko Mining Corporation (OSK: TSX, EWX: Deutsche Boerse) is pleased to provide an updated reserve and resource estimate for its 100%-owned Canadian Malartic project. This new estimate is based on the combined, previously-reported resources of the Canadian Malartic and South Barnat deposits (see December 14, 2009 press release). Belzile Solutions Inc. of Rouyn-Noranda, Québec (“BSI”) and G Mining Services of Montreal are the independent resource/reserve estimate consultants for Osisko, and they have authorized the release of the following estimates.  Highlights include:

•                  The open pit reserve has increased to 8.97 million ounces gold at an average fully diluted grade of 1.13 g/t., a 2.69 million ounce or 42.8 percent increase relative to the previously-published Feasibility Study;

•                  The new reserve represents a 98% conversion rate relative to the previously reported 9.17 million ounce in-pit measured and indicated resource estimate at US$825 gold;

•                  Mine life has increased by 25 percent to 12.2 years based on a milling rate of 55,000 tonnes per day (tpd);

•                  During the 12.2 year mine life, annual output for the planned mining operation is scheduled to average 630,000 ounces of gold (plus 800,000 ounces of silver), for total production of 7.72 million ounces gold at an average recovery of 86.1%;

•                  An average of 690,000 ounces per year gold would be recovered from an average of 800,000 processed ounces per year for the first three full years of production (2012 to 2014), based on the 55,000 tpd milling operation established in the previously-published Feasibility Study;

•                  An average of 732,000 ounces per year gold would be recovered from an average of 840,500 processed ounces per year for the first three full years of production (2012 to 2014), based on an initial 55,000 tpd milling operation upgraded to 60,000 tpd in 2013;

•                  3.5 million ounces of gold would be recovered in the first five years at an average rate of 700,000 ounces per year, based on an increase in milling rate from 55,000 tpd to 60,000 tpd;

•                  6.72 million ounces of gold (representing 73.3 percent of the in-pit measured and indicated resource) has an average grade of 1.75 g/t using a conservative cut-off of 1 g/t gold.

Sean Roosen, President and CEO, noted: “We are very proud to be able to present our shareholders with these new reserve estimates of the combined Canadian Malartic and South Barnat deposits.  With respect to our 2008 Feasibility Study, we have increased our reserves by 43 percent, and the average annual gold production, over an additional 3.1 years of mine life, has increased from 591,000 ounces to 630,000 ounces per year.  We are also looking at ramping up production to 60,000 tpd in the third year of operations, which will allow for an average annual production of 679,000 ounces per year over 11.4 years. This is a very significant increase in both reserves and annual production, which will positively impact the economics of the project.”

“I would also like to add at that US$1000 per ounce gold, the in-pit measured and indicated resources increase to 10.07 million ounces at an average grade of 1.09 g/t gold, most of which could potentially be converted to reserves, if one assumes a similar conversion factor as in the case of the US$825 in-pit resource.”

BSI, in collaboration with G Mining Services Inc. of Montreal, estimated a previously-reported in-pit M&I resource within a single Whittle-optimized pit shell using a base case gold price of US$825 per ounce. The combined in-pit M&I resource for the Canadian Malartic and South Barnat deposits is 9.17 million ounces of gold at an average undiluted grade of 1.20 g/t Au, with an additional 0.11 million ounces gold at an average grade of 0.90 g/t Au in the inferred category, based on a derived lower cut-off grade of 0.34 g/t Au. The tables below summarize the in-pit estimates using variable lower cut-off grades, as reported in the December 14, 2009 press release:

Canadian Malartic Project resource estimates within US$825 Whittle pit shell

Measured			Indicated				Total M&I
Grade (g/t)	Tonnes (M)	Oz (M)	Grade (g/t)	Tonnes (M)	Oz (M)	Cut-off (g/t)	Grade (g/t)	Tonnes (M)	Oz (M)
0.97	27.5	0.86	1.23	210.6	8.31	0.34	1.20	238.1	9.17
1.13	21.4	0.78	1.40	174.2	7.82	0.50	1.37	195.6	8.60
1.25	17.6	0.71	1.51	154.3	7.47	0.60	1.48	172.0	8.18
1.38	14.5	0.65	1.61	138.0	7.13	0.70	1.59	152.6	7.78
1.50	12.2	0.59	1.70	125.3	6.83	0.80	1.68	137.5	7.42
1.62	10.3	0.54	1.78	114.1	6.52	0.90	1.77	124.5	7.06
1.75	8.7	0.49	1.86	104.4	6.23	1.00	1.85	113.1	6.72

Inferred
Grade (g/t)	Tonnes (M)	Oz (M)	Cut-off (g/t)
0.90	3.8	0.11	0.34
1.05	2.9	0.10	0.50
1.18	2.3	0.09	0.60
1.31	1.8	0.08	0.70
1.42	1.6	0.07	0.80
1.55	1.3	0.06	0.90
1.67	1.1	0.06	1.00

Sensitivity of the in-pit M&I resource to gold price is as follows (inferred excluded):

Gold Price (US$)	Grade (g/t)	Tonnes (M)	Oz (M)	Strip Ratio (Waste/Ore)
$700	1.31	195.8	8.25	2.01
$825	1.20	238.1	9.17	1.91
$900	1.15	255.8	9.48	1.84
$1000	1.09	287.8	10.07	1.81
$1100	1.05	308.0	10.37	1.76

For the purpose of the reserve estimate, the optimal Whittle pit shell was used as a guideline for the manual design of the engineered pit, and only the in-pit measured and indicated resources outlined above were considered. Optimization parameters included a gold price of US$825 per ounce, processing costs of US$4.96 per tonne, total ore-based costs of between US$6.38 and US$6.63 per tonne, average metallurgical recovery of 86.1% and inter-ramp pit slope angles between 43 and 55 degrees.  For the reserve estimates, a mining dilution factor of 3.3% was calculated.

The table below shows the new reserve and resource statement for the Canadian Malartic project:

Reserve and resource estimates using base case US$825 engineered pit shell with 0.34 g/t Au lower cut-off grade

Category	Tonnes (M)	Grade (g/t)	Au oz (M)
Proven Reserves	28.4	0.92	0.84
Probable Reserves	217.4	1.16	8.13
Proven & Probable Reserves	245.8	1.13	8.97
Indicated Resources	70.4	0.99	2.23
Inferred Resources	20.0	0.73	0.47

The updated summary of the annual mine production plan at the previously-established milling rate of 55,000 tonnes per day is as follows:

New Annual Mine Production Estimates based on 55,000 TPD Mill Rate

Period	Ore Mined (Kt)	Waste Mined (Kt)	Strip Ratio	Mill Feed* (Kt)	Grade (g/t)	Processed Gold (oz)	Recovery (%)	Recovered Gold (oz)
Pre-prod.	2,244	11,568	5.16	0	0	0	0	0
2011	17,011	40,533	2.38	15,056	1.18	568,965	86.5	492,394
2012	20,258	57,152	2.82	20,075	1.22	788,857	87.2	687,506
2013	22,967	54,441	2.37	20,075	1.26	814,023	87.4	711,812
2014	20,473	56,879	2.78	20,075	1.24	798,723	87.0	694,606
2015	20,155	57,354	2.85	20,075	1.13	732,352	85.7	627,503
2016	23,154	53,876	2.33	20,075	1.10	709,148	85.0	602,822
2017	20,625	49,433	2.40	20,075	0.97	625,547	83.6	522,970
2018	21,115	48,628	2.30	20,075	1.06	686,467	85.5	586,651
2019	20,809	33,848	1.63	20,075	1.14	738,660	87.2	643,886
2020	22,316	30,226	1.35	20,075	1.26	813,303	87.3	709,715
2021	25,029	16,817	0.67	20,075	1.29	833,849	87.0	725,056
2022	9,689	5,617	0.58	20,073	1.04	672,359	84.4	567,586
2023	0	0	0	9,966	0.57	183,582	80.9	148,428
Total/avg.	245,845	516,372	2.1	245,845	1.13	8,965,835	86.1	7,720,935

*Mill feed in a given year may include stockpiled ore.

Mine life based on a 55,000 tonnes per day milling rate is estimated at 12.2 years, with mine production daily rate, including waste, being estimated at an average of 170,000 tonnes per day. The deposit will be mined by conventional open pit mining methods using an initial fleet of twelve 227 tonne haul trucks, two electric hydraulic shovels, and various ancillary equipment to support the mining operations. The fleet will be ramped up in subsequent years according to the requirements of the mining plan. The waste to ore ratio is estimated at an average of 2.10 to 1. Mining costs used for reserve calculations have been estimated at an average of US$1.41 per tonne mined. Fuel price assumption is based on US$70 per barrel of oil.

Total gold production over life-of-mine would be 7.72 million ounces gold, at an average of 630 Koz. per year. The first five years of production would account for 3.36 million ounces of production at an average rate of 673 Koz. per year.

The following annual mine production plan is estimated at a possible ramped-up milling rate of 60,000 tonnes per day, starting in the third year of production:

Annual Mine Production Estimates based on 60,000 TPD Mill Rate (starting in 2013)

Period	Ore Mined (Kt)	Waste Mined (Kt)	Strip Ratio	Mill Feed* (Kt)	Grade (g/t)	Processed Gold (oz)	Recovery (%)	Recovered Gold (oz)
Pre-prod.	2,244	11,568	5.16	0	0	0	0	0
2011	17,011	40,533	2.38	15,056	1.18	568,965	86.5	492,394
2012	20,258	57,152	2.82	20,075	1.22	788,857	87.2	687,506
2013	22,967	54,441	2.37	21,900	1.25	879,670	87.3	768,341
2014	20,473	56,879	2.78	21,900	1.21	853,006	86.9	740,986
2015	20,155	57,354	2.85	21,900	1.09	765,085	85.5	654,085
2016	23,154	53,876	2.33	21,900	1.07	750,032	84.8	636,249
2017	20,625	49,433	2.40	21,900	0.87	612,421	82.8	506,871
2018	21,115	48,628	2.30	21,900	1.03	724,217	85.3	617,505
2019	20,809	33,848	1.63	21,900	1.11	781,489	87.0	679,694
2020	22,316	30,226	1.35	21,900	1.20	846,467	87.0	736,573
2021	25,029	16,817	0.67	21,900	1.23	868,283	86.7	752,998
2022	9,689	5,617	0.58	13,614	1.20	527,343	84.9	447,733
2023	0	0	0	0	0	0	0	0
Total/avg.	245,845	516,372	2.1	245,845	1.13	8,965,835	86.1	7,720,935

*Mill feed in a given year may include stockpiled ore.

Mine life and mine production daily rate based on this increased milling rate are similar. Total gold production over life-of-mine of 7.72 million ounces gold would be identical in this scenario, at a higher average of 679 Koz. per year.  The first five years of production in this case would account for 3.50 million ounces of production at an average rate of 700 Koz. per year.

These reserve estimates and mine schedule assume that all necessary authorizations will be obtained in order to begin mining the South Barnat portion of the deposit by 2012. The current mining permit does not include South Barnat, nor does it include authorization to deviate highway 117. Additional studies are currently under way to evaluate the deviation of highway 117 and obtain required authorizations, studies that are being carried out in cooperation with the Québec Ministry of Transport and the town of Malartic. The goal of these studies are to minimize the portion of the highway to be relocated, minimize the social impact to the community and obtain all necessary mining permits for South Barnat by 2012.

Osisko Mining Corporation is currently developing the Canadian Malartic gold project into a large-scale open pit, bulk-tonnage mining operation. The Company is well-funded with $750 million in cash resources and is carrying out an aggressive mine development, reserve definition and exploration campaign. The Canadian Malartic deposit currently represents one the biggest gold reserves in Canada for a single deposit, and is still growing through ongoing drilling on new mineralized zones.

A NI 43-101 compliant, 7.7 million ounce gold M&I global resource estimate (6.4 million ounce gold M&I in-pit resource) on the main Canadian Malartic gold deposit was released on September 8, 2008 and has been filed on SEDAR.  A NI 43-101 compliant, 6.3 million ounce gold reserve estimate and Feasibility Study on the main Canadian Malartic gold deposit was released on November 25, 2008 and has been filed on SEDAR. A NI 43-101 compliant, 2.2 million ounce gold M&I global resource estimate (2.0 million ounces gold M&I in-pit resource) on the South Barnat gold deposit was released on June 2, 2009 and has been filed on SEDAR. A NI 43-101 compliant, 11.2 million ounce gold M&I global resource estimate (9.2 million ounces gold M&I in-pit resource) on the combined Canadian Malartic and South Barnat gold deposit was released on December 14, 2009, and a NI 43-101 compliant report on this last resource estimate as well as the updated reserve estimate herein will be filed on SEDAR within 45 days of the date of this press release.

Mr. Elzéar Belzile, P. Eng. of BSI, Mr. Louis-Pierre Gignac, P. Eng. of G Mining Services Inc. and Mr. Robert Wares, P. Geo. and Executive Vice-President of Osisko, are the Qualified Persons who have reviewed this news release and are responsible for the technical information reported herein, including verification of the data disclosed.

Conference Call

Osisko will host a conference call on Wednesday, February 10 at 1:00 PM Montreal time, where senior management will discuss the press release and will be available to respond to questions from analysts and investors. Those interested in participating in the conference call should dial in at 416-359-1281 (Toronto local and international), or 1-800-704-8781 (North American toll free). An operator will direct participants to the call.

Cautionary Notes Concerning Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. In addition, inferred resources are considered too geologically speculative to have any economic considerations applied to them. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for Preliminary Assessment as defined under NI 43-101. Readers are cautioned not to assume that that further work will lead to mineral reserves that can be mined economically.

Forward Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Corporation expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, without limitation that all technical, economical and financial conditions will be met in order to put the Canadian Malartic Project into commercial production, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include gold prices, access to skilled consultants, mining development and mill production personnel, results of exploration and development activities, the Corporation’s limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in the Corporation’s most recent Annual Information Form filed on SEDAR, which also provides additional general assumptions in connection with these statements. The Corporation cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on the Corporation’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon.  These statements speak only as of the date of this press release.

For further information please contact:

John Burzynski	Sylvie Prud’homme
Vice-President Corporate Development	Investor Relations
Tel. (514) 735-7131	Tel. (514) 735-7131
www.osisko.com	Toll Free: 1-888-674-7563